

Rec'd 11/27/07

AB 12/13

07008530

SECURI... ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6-01-06 (MM/DD/YY) AND ENDING 5-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Insurance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 St. Louis Street, Suite 1800 P.O. Box 1900
(No. and Street)

Springfield, (City) MO (State) 65801-1900 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Thurman 417-831-7283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

10001 Innovation Drive, Suite 201 (Address) Milwaukee, (City) WI (State) 53226 (Zip Code)

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, Jack Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Insurance, L.L.C., as of May 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN TRAMM
Notary Public-Notary Seal
State of Missouri, Greene County
Commission # 07442302
My Commission Expires Jan 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD INSURANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS
May 31, 2007

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
BKD Insurance, L.L.C.
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Insurance, L.L.C. as of May 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Insurance, L.L.C. as of May 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 26, 2007


Member of
HLB
International

BKD INSURANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2007

ASSETS

CASH AND TOTAL ASSETS	$ 146,259

MEMBER'S EQUITY

MEMBER'S EQUITY	$ 146,259

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2007

REVENUE		$ 832,208
EXPENSES		
Employee compensation and benefits	$ 8,393	
Occupancy and equipment costs	565	
Legal and professional	8,541	
Advertising	116	
Taxes and licenses	192	
Travel	845	
Other expenses	84	
Total expenses		18,736
NET INCOME		$ 813,472

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2007

BALANCE, BEGINNING OF YEAR	$ 606,234
Net income	813,472
Contributions	18,794
Distributions	(1,292,241)
BALANCE, END OF YEAR	$ 146,259

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD INSURANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 813,472
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(1,292,241)
Contributions received from the member	18,794
Net cash used in financing activities	(1,273,447)
NET DECREASE IN CASH	(459,975)
CASH, BEGINNING OF YEAR	606,234
CASH, END OF YEAR	$ 146,259

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD INSURANCE, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2007

BKD Insurance, L.L.C. (the Company), is a Missouri limited liability company whose primary business is to receive insurance commissions for fixed insurance products and commission overrides on variable insurance products as an "override broker/dealer" from an unaffiliated broker/dealer. The clients of the Company are primarily those of BKD, L.L.P. (the sole member). The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes insurance commissions upon sale of the insurance product, which is when the customer has signed the related policy and it has been accepted by the insurance company.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns.

This information is an integral part of the accompanying financial statements.

BKD INSURANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2007

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly or the payments are accounted for as member contributions to the Company.

The Company paid the member facility and overhead expenditures and fees for accounting and administrative services received from the member totaling $8,163 for the year ended May 31, 2007.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2007 the Company had net capital of $146,259 which is in excess of the $5,000 requirement under rule 15c3-1 and a net capital ratio of 0 to 1.

NOTE 3 - SIGNIFICANT CONCENTRATION

The company receives a commission for the majority of its insurance sales made under an agreement with Schwartz Benefit Services, Inc. Of the Company's revenue for the year ended May 31, 2007, $801,019 related to commissions received from Schwartz Benefit Services, Inc.

SUPPLEMENTAL INFORMATION

BKD INSURANCE, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2007

TOTAL MEMBER'S EQUITY	$ 146,259
Nonallowable assets	-
NET CAPITAL	$ 146,259

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2007)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

BKD INSURANCE, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2007

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 141,259
Excess net capital at 1,000%	$ 146,259
Ratio of aggregate indebtedness to net capital	0 to 1

BKD INSURANCE, L.L.C.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended May 31, 2007

Broker - dealer is exempt from rule 15c3-3. There were no security transactions during fiscal year 2007.


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
BKD Insurance, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Insurance, L.L.C., as of and for the year ended May 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Member of
HLB
International

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 26, 2007


END